EXHIBIT 1
YEAR 2008 / 2nd QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.
     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.
Overview
     We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 37 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.
     We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels – online marketplaces, magazines and trade shows.
     We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business to business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.
     In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.
Revenue
     We derive revenue from three principal sources.
     Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.
     Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports.

     We recognize revenue from our Online and Other Media Services ratably over the period in which the marketing website is hosted and/or the advertisement is displayed. Our advertising contracts do not exceed one year.
     Exhibitions – trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to manufacturers from China and elsewhere in Asia. The first China Sourcing Fair was held during the fourth quarter of 2003. Subsequently, we held several China Sourcing Fairs events in the second and fourth quarters of 2004 to 2007 and in the second quarter of 2008. In addition, in 2007 we launched new China Sourcing Fairs events in Dubai and Shanghai. Future China Sourcing Fairs are scheduled to be held mainly in the second quarter and fourth quarter of each financial year. International IC China Conferences and Exhibitions were held in March 2008 in the current year and these same exhibitions were held in March 2007 last year. We derive revenue primarily from exhibit space rentals, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We also receive fees from attendees to attend our technical conferences held during the events. We recognize exhibitor services revenue at the conclusion of the related events. As a result, second and fourth quarter revenue is expected to be higher than the first and third quarter revenue. Revenue from exhibitions is likely to grow as a percentage of total revenue in future years as we hold more China Sourcing Fairs.
Results of Operations
The following table sets forth the results of our operations:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$36,884	$30,534	$70,416	$59,579
Exhibitions	25,259	20,883	31,220	25,699
Miscellaneous	1,517	1,128	2,638	2,214

	63,660	52,545	104,274	87,492
Operating Expenses:
Sales	20,557	17,666	32,873	28,802
Event production	10,074	9,464	11,079	10,077
Community	9,406	7,435	15,449	12,708
General and administrative	12,839	11,492	24,067	21,445
Online services development	1,502	1,300	2,981	2,586
Amortization of software cost and intangibles	57	40	97	80

Total Operating Expenses	54,435	47,397	86,546	75,698

Income from Operations	9,225	5,148	17,728	11,794

Net Income	$8,420	$4,190	$16,625	$10,718

Note : 1. Online and other media services consists of:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Online services	$24,104	$18,492	$46,034	$35,762
Print services	12,780	12,042	24,382	23,817

	$36,884	$30,354	$70,416	$59,579

The following table represents our revenue by geographical areas:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Asia	$61,088	$50,202	$98,547	$82,302
United States	2,130	1,872	4,922	4,325
Europe	112	79	194	111
Others	330	392	611	754

Total revenue	$63,660	$52,545	$104,274	$87,492

Consolidated Results
Revenue
     Our Online and Other Media Services revenue grew by 21% from $30.5 million during the three months ended June 30, 2007 to $36.9 million during the three months ended June 30, 2008 resulting from a 34% growth in our Online and Other Media Services revenue in our China market and the growth in our Taiwan and United States markets. This growth was however partially off-set by the decline in some of our other markets during the quarter. Our China market represented 64% of Online and Other Media Services revenue during the second quarter of 2008 compared to 58% during the second quarter of 2007. Our Exhibitions revenue grew by 21% from $20.9 million during the three months ended June 30, 2007 to $25.3 million during the three months ended June 30, 2008 resulting from a growth in our China market. Our total revenue grew by 21% to $63.7 million during the three months ended June 30, 2008 from $52.5 million during the three months ended June 30, 2007. China accounted for 66% of total revenue during the three months ended June 30, 2008 compared to 62% of total revenue during the three months ended June 30, 2007.
     Total revenue grew to $104.3 million during the six months ended June 30, 2008 from $87.5 million during the six months ended June 30, 2007, a growth of 19% driven primarily by the growth in our Online and Other Media Services and Exhibitions revenue. Our Online and Other Media Services revenue grew by $10.8 million or 18% to $70.4 million during the six months ended June 30, 2008, as compared with $59.6 million during the six months ended June 30, 2007 due to a 30% growth in our China market and the growth in our Taiwan and USA markets, partially off-set by a decline in some of our other markets during the six months ended June 30, 2008. China represented 63% of Online and Other Media Services revenue during the six months ended June 30, 2008 compared to 58% during the six months ended June 30, 2007. Our Exhibitions revenue grew from $25.7 million during the six months ended June 30, 2007 to $31.2 million during the six months ended June 30, 2008, a growth of 21%, due mainly to growth in revenue of our China Sourcing Fairs during the second quarter of 2008 held in Hong Kong and Dubai and the growth in our International IC China Conferences and Exhibitions held in the first quarter of 2008. Our Exhibitions revenue from China grew by 30% during the six months ended June 30, 2008 compared to six months ended June 30, 2007. China represented 67% of Exhibitions revenue during the six months ended June 30, 2008 compared to 62% during the six months ended June 30, 2007.
     We have made substantial progress in developing our customer base in China, our largest market. Total revenue from China grew by 30% during the six months ended June 30, 2008 compared to six months ended June 30, 2007 due to growth in our China Sourcing Fairs, International IC China Conferences and Exhibitions and Online and Other Media Services revenue. We expect revenue from our China market as a percentage of total revenue to continue to grow and the overall revenue from the China market to continue to grow.
     Global Sources’ mission is to connect global buyers and suppliers by providing the right information, at the right time, in the right format.
     Our key business objective is to be the preferred provider of content, services, and integrated marketing solutions that enable our customers to achieve a competitive advantage.
Business Strategy
     Our business strategy to achieve our objectives is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.
Growth Strategy
     The Global Sources growth strategy is built around the following four key foundations.
Market Penetration
     Our existing markets offer significant opportunities for further growth. For our export-focused online business, we anticipate continued strong performance, especially from our new Global Sources Online 2.0, which we believe offers the premier search experience in our industry. In January 2008, we added the Six Star ranking system that provides buyers with third-party credit check information on all verified suppliers, plus we introduced an end-to-end repackaging and repricing of our supplier marketing programs. As evidence of market acceptance, online revenue in China increased by 30% in the fourth quarter of 2007 and by 38% in the first quarter of 2008 and by 40% in the second quarter of 2008.
     For our China Sourcing Fairs, our objective is to further penetrate the market by increasing the amount of space we rent and the average revenue per booth. We also plan to focus on cross-selling to clients who are currently not using our online, print and trade shows and achieving continued strong growth in China.

New Product Development
     Our plans include increasingly specialized online marketplaces, trade shows and magazines. We continue to build on the outstanding success of our China Sourcing Fairs and have 10 new shows scheduled in 2008 in mainland China, Dubai, Hong Kong and India. Regarding specialization, we have established unique market positions for Fashion Accessories, Baby & Children’s Products, and Underwear & Swimwear.
Expansion into China’s Domestic B2B Market
     We intend to launch new online, trade show and/or print products for China’s domestic market. This is a significant medium-term business opportunity where we intend to leverage our brands, content, sales representatives, expertise and community.
     We intend to further extend existing English-language verticals into the China market. For example, we successfully launched trade shows in Shanghai in December 2007 for Fashion Accessories and Baby & Children’s Products. Also, we soft-launched China Global Sources Online at www.globalsources.com.cn on November 30, 2007, initially as a free service, and we are rapidly building content and traffic to gain leadership traction.
Acquisitions and/or Alliances
     We intend to support our growth strategy through acquisitions and/or alliances designed to drive growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies or products that will help us maintain or achieve market-leading positions in particular niche markets.
     We have a joint venture with CMP Media and an alliance with Penton Media, and intend to continue seeking similar opportunities where we can create significant operating synergies with an overseas partner by applying our resources, expertise and experience in Greater China.
     We believe that success with our objectives and growth strategy should enable Global Sources to achieve its financial targets. Our objective is to deliver superior shareholder returns.
Operating expenses
     Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. For online and other media services the commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is recognized when the associated revenue is recognized upon conclusion of the event.
     Sales costs consist of operating costs for our sales departments and the commissions and marketing fees paid and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. Sales costs increased from $17.7 million during the three months ended June 30, 2007 to $20.6 million during the three months ended June 30, 2008, an increase of 16% due mainly to increase in sales commission resulting from an increase in revenue, increase in sales marketing fees for new initiatives offset partially by a reduction in second quarter of 2008 in non-cash compensation cost relating to share awards to sales team members under our equity compensation plans (Please see paragraph on “Non-cash Compensation Expense”).
     Sales costs increased from $28.8 million during the six months ended June 30, 2007 to $32.9 million during the six months ended June 30, 2008, an increase of 14% due mainly to increase in sales commission resulting from an increase in revenue, increase in sales marketing fees for new initiatives off-set partially by a reduction in non-cash compensation expense relating to share awards to sales team members under our equity compensation plans (Please see paragraph on “Non-cash Compensation Expense”).
     Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.
     Event production costs increased by $0.6 million or 6% from $9.5 million during the three months ended June 30, 2007 to $10.1 million during the three months ended June 30, 2008, primarily due to increase in number of booths sold in our China Sourcing Fairs exhibition events in Dubai and Hong Kong.
     Event production costs increased by 10% from $10.1 million during the six months ended June 30, 2007 to $11.1 million during the six months ended June 30, 2008, primarily due to an increase in the number of booths sold in our China Sourcing Fairs exhibition events in Dubai and Hong Kong and an increase in the number of our International IC China Conferences and Exhibitions in the first quarter of 2008 compared to the first quarter of 2007.
     Community. Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed during the event months in the year in which the expenses are incurred.
     Community costs increased from $7.4 million during the three months ended June 30, 2007 to $9.4 million during the three months ended June 30, 2008, an increase of 27%. This increase was due mainly to an increase in bulk circulation costs, paper costs, printing charges, magazine subscription promotion costs, promotions for our on-line services to buyer community, payroll costs, fees paid to third parties and promotion costs for our exhibition events.
     Community costs increased from $12.7 million during the six months ended June 30, 2007 to $15.4 million during the six months ended June 30, 2008, an increase of 21%. This increase was due mainly to an increase in bulk circulation costs, paper costs, printing charges, magazine subscription promotion costs, promotions for our on-line services to buyer community, payroll costs, fees paid to third parties and promotion costs for our exhibition events.

     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $11.5 million during the three months ended June 30, 2007 to $12.8 million during the three months ended June 30, 2008, an increase of 11%, due mainly to the increases in fees paid to third parties, content management services costs, marketing costs, information technology services costs, payroll costs, travel costs, depreciation costs off-set partially by a reduction in non-cash compensation expense relating to share awards to team members under our equity compensation plans (Please see paragraph on “Non-cash Compensation Expense”).
     General and administrative costs increased from $21.4 million during the six months ended June 30, 2007 to $24.1 million during the six months ended June 30, 2008, an increase of 13%, due mainly to the increases in fees paid to third parties, content management services costs, information technology services costs, marketing costs, payroll costs, travel costs, depreciation costs off-set partially by a reduction in non-cash compensation expense relating to share awards to team members under our equity compensation plans (Please see paragraph on “Non-cash Compensation Expense”).
     Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online. Online services development costs to fund the updating and maintenance of our online services increased by 15% from $1.3 million during the three months ended June 30, 2007 to $1.5 million during the three months ended June 30, 2008 due mainly to increases in computer equipment and software maintenance costs, internet communications costs and fees paid to third parties.
     Online services development costs to fund the updating and maintenance of our online services increased by 15% from $2.6 million during the six months ended June 30, 2007 to $3.0 million during the six months ended June 30, 2008 due mainly to increases in computer equipment and software maintenance costs and internet communications costs and fees paid to third parties.
     Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and team members. We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan. The total non-cash compensation expense resulting from the ECP and the Directors Purchase Plan recorded by us and included under the respective categories of expenses during the three months ended June 30, 2008 was $1.5 million compared to an expense of $2.8 million recorded during the three months ended June 30, 2007. The reduction is due mainly to re-measurement of equity compensation expense relating to non-employee share awards based on our prevailing share price and the completion of vesting of some of the past share awards, off-set partially by new share awards during the first quarter of year 2008.
     The total non-cash compensation credit, resulting from the ECP and the Directors Purchase Plan recorded by us and included under the respective categories of expenses during the six months ended June 30, 2008 was $0.1 million compared to an expense of $3.3 million recorded during the six months ended June 30, 2007. The reduction is due mainly to re-measurement of equity compensation expense relating to non-employee share awards based on our prevailing share price and the completion of vesting of some of the past share awards, off-set partially by the new share awards during the six months ended June 30, 2008.

     The corresponding amounts for the non-cash compensation credit/expenses are charged/credited to shareholders’ equity.
     Amortization of software costs. Amortization of software costs was $0.06 million during the three months ended June 30, 2008 compared to $0.04 million during the three months ended June 30, 2007.
     Amortization of software cost was $0.1 million during the six months ended June 30, 2008 compared to $0.08 million during the six months ended June 30, 2007.
     Income From Operations. The total income from operations during the three months ended June 30, 2008 was $9.2 million as compared to $5.1 million during the three months ended June 30, 2007. The growth in total income from operations resulted mainly from growth in revenue, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs and online services development costs.
     The total income from operations during the six months ended June 30, 2008 was $17.7 million as compared to $11.8 million during the six months ended June 30, 2007. The growth in total income from operations resulted mainly from growth in revenue, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs and online services development costs.
     Interest and dividend income. We recorded an interest income of $0.6 million arising mainly from U.S. Treasury securities during the three months ended June 30, 2008 compared to an interest income of $1.7 million during the three months ended June 30, 2007.
     We recorded an interest income of $1.9 million arising mainly from U.S. Treasury securities compared to an interest income of $3.1 million during the six months ended June 30, 2007.
     Loss on investment ,net. During the three months ended June 30, 2007, we recorded an impairment charge of approximately $2.3 million on our investment in HC International, Inc and a $0.5 million received pursuant to the indemnification obligations of the vendor under the purchase agreement for the HC International investment. The $1.8 million represents the impairment loss, net of the $0.5 million received. There was no such impairment charge for the quarter ended June 30, 2008 as we sold all our investment in HC International, Inc during the fourth quarter of 2007.
     Income Taxes. We and certain other subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.
     We reported a tax provision of $0.2 million during the three months ended June 30, 2008 compared to a tax provision of $0.3 million during the three months ended June 30, 2007.
     We reported a tax provision of $0.4 million during the six months ended June 30, 2008 compared to a tax provision of $0.6 million during the six months ended June 30, 2007.
     Net Income. Net income was $8.4 million during the three months ended June 30, 2008, compared to $4.2 million during the three months ended June 30, 2007. The growth in net income resulted mainly from growth in revenue, reductions in loss on investment, in tax provision and in the share of profits attributable to a minority shareholder during the second quarter of 2008, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs, foreign exchange losses and a decline in interest income.
     Net income was $16.6 million during the six months ended June 30, 2008, compared to a net income of $10.7 million during the six months ended June 30, 2007. The growth in net income resulted mainly from growth in revenue, reductions in loss on investment and tax provision, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs, foreign exchange losses and decline in interest income.
Liquidity and Capital Resources
     We financed our activities for the six months period ended June 30, 2008 using cash generated from our operations.
     Net cash generated from operating activities was $26.2 million during the six months ended June 30, 2008, compared to $30.4 million cash generated from operating activities during the six months ended June 30, 2007. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.
     Advance payments received from customers were $86.8 million as of June 30, 2008, compared to $83.1 million as at December 31, 2007, improving our liquidity. A majority of our customers in China pay us in advance for our Online and other media services business. Our Exhibitions business collections generally are all advance payments. We expect the growth in our revenues from China to continue and we plan to launch more Exhibition events in the future. As a result, we expect that the advance payments received from customers to continue to increase in the future as our revenue increases.
     Receivable from sales representatives declined from $12.3 million as of December 31, 2007 to $11.2 million as of June 30, 2008 which improved our liquidity. Though the receivable from sales representatives may decline in near future as the collections are transferred to our bank account, we expect the receivable from sales representatives to increase slightly in the long term due to expected growth in our China business and our Exhibitions business. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our senior management staff.
     We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required in future.
     Net cash used in investing activities was $10.1 million during the six months ended June 30, 2008, resulting from the purchase of available-for-sale securities of $6.5 million, and $3.6 million cash used for capital expenditures mainly for purchase of computers, software, office furniture, leasehold improvements, software development and for deposits paid for purchase of office premises in China and Hong Kong. Net cash used in investing activities during the six months ended June 30, 2007 was $8.6 million, resulting mainly from the cash used for capital expenditures primarily for purchase of office premises in China, for office furniture, computers, softwares, leasehold improvements and software development.

     We invest our excess cash in U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.
     As of June 30, 2008, U.S. Treasury securities with an original maturity of three months or less are presented under cash and cash equivalents. We have reclassified such securities as at June 30, 2007 of $125.1 million from available-for-sale securities to cash and cash equivalents to conform to current year presentation.
     Generally, we hold the securities with specified maturity dates such as Treasury Bills until their maturity but the securities managed by high quality institutions that do not have fixed maturity dates are generally sold at the end of each quarter and proceeds reinvested in similar securities at the beginning of the following quarter. During the six months ended June 30, 2008, we purchased $6.5 million available-for-sale securities using the proceeds from the sale of such similar securities in the fourth quarter of 2007.
     We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price.
     Net cash generated from financing activities was $0.4 million during the six months ended June 30, 2008, consisting of $0.9 million received from directors for the shares subscribed by them in the Directors Purchase Plan and $0.5 million dividend payment to minority shareholder by a subsidiary. Net cash generated from financing activities was $0.4 million during the six months ended June 30, 2007, which represents the amount received from directors for the shares subscribed by them in the Directors Purchase Plan.
     We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at June 30, 2008, the unutilized amount under this facility was approximately $0.2 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at June 30, 2008, such guarantee amounted to $0.003 million.
     We recorded a valuation allowance for the deferred tax assets of $6.5 million as at June 30, 2008 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of our subsidiaries.
     During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of June 30, 2008, we paid $27.4 million under these agreements. Subsequently, during the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of June 30, 2008, we paid approximately $2.3 million under these agreements.
     We also entered into several agreements for the event specific promotion of our exhibition events amounting to $4.0 million, in payments over five years. As of June 30, 2008, we paid $3.7 million under these agreements.

     On December 20, 2007, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on January 1, 2008 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on or about February 1, 2008. In addition, we have reclassified $0.042 million and $0.042 million from additional paid in capital to common share capital as of June 30, 2008 and December 31, 2007 respectively, in connection with the bonus share issue.
     On February 4, 2008, our board of directors has authorized a program to buyback up to $50 million of common shares. We intend, from time to time, as business conditions warrant, to purchase shares in the open market or through private transactions. The buyback program does not obligate us to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of August 15, 2008, we have not bought back any of our shares.
     In May 2008, we entered into a letter of intent to purchase approximately 6,364.50 square meters (gross) of office space in a commercial building known as Shenzhen International Chamber of Commerce Tower in Shenzhen at a price of approximately $35.0 million, and paid a deposit of approximately $0.2 million. Subsequently, in July 2008, we entered into the final property purchase agreements, and paid an additional deposit of approximately $17.2 million. Our payment of the balance of the total purchase price, in an amount of approximately $17.6 million, and the delivery of the property to us, are expected to occur in the third quarter of 2008.
     On June 18, 2008, we entered into a formal sale and purchase agreement to purchase approximately 22,874 square feet (gross) of office space, together with 6 car parking spaces, in a commercial building known as Southmark in Hong Kong, for a total purchase price of approximately $11.9 million, and paid a total deposit of approximately $1.8 million in the second quarter of 2008. Completion of the property purchase and payment of the balance of the purchase price, in an amount of approximately $10.1 million, occurred in the third quarter of 2008.
     In June 2008, approval of the board of directors and the shareholders of eMedia Asia Ltd. were obtained for distribution of the excess cash in eMedia Asia Ltd. to shareholders of eMedia Asia Ltd., by way of a one-for-one issue of new shares (as share dividends) and then a purchase back by eMedia Asia Limited of those share dividends and a consequent reduction of its share capital.
     Pursuant thereto, eMedia Asia Ltd. completed the issuance of 1,000 shares to its shareholders as share dividends in June 2008, and the subsequent purchase of those 1,000 shares (at a price of $5,000 per share) and the reduction of its share capital through the cancellation of those 1,000 purchased shares in July 2008.
     Upon the completion of the aforesaid capital reduction, in July 2008, we recorded the $1.995 million payable to the minority shareholder pursuant to the above transaction as a reduction of the minority interest liability. The distribution of the total amount of $5.0 million to its shareholders by way of a share purchase dividend was completed in July 2008.
     We have no bank debt as at June 30, 2008.

     We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations.
Recent Accounting Pronouncements
     The following recent accounting pronouncements that are applicable to us do not have a material effect on our results of operations and financial condition:
(i)	SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”).

(ii)	SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115”.
     We are currently evaluating whether the adoption of the following recent accounting pronouncements have any impact on our consolidated financial statements:
(i)	SFAS No. 141(R), Business Combinations

(ii)	SFAS No. 160, “Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No.51”.
The above recent accounting pronouncements are discussed in detail below:
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. As required under SFAS No. 157, the statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except that the Statement shall be applied retrospectively to certain financial instruments as of the beginning of the fiscal year in which this Statement is initially applied (a limited form of retrospective application). However in February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair values in the financial statements on a recurring basis. This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008. We adopted SFAS No. 157 with effect from January 1, 2008, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The adoption of this accounting standard does not have any material impact on our consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal year beginning after November 15, 2007. We adopted SFAS No. 159 with effect from January 1, 2008 and the adoption of this accounting standard does not have any material impact on our consolidated financial statements.

     In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, to replace SFAS No. 141, Business Combinations.  SFAS No. 141(R) requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of adopting SFAS No. 141(R) will be dependent on business combinations that we may pursue after its effective date.
     In December 2007, the FASB issued SFAS No. 160, “Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements — an amendment of ARB No.51”. SFAS No. 160 establishes accounting and reporting requirements for ownership interests in subsidiaries held by parties other than parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest. SFAS No. 160 is effective for fiscal year beginning after December 15, 2008. We are currently evaluating whether the adoption of SFAS No. 160 has any impact on our consolidated financial statements.
Qualitative and Quantitative Disclosures about Market Risk
     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenue that was not fully offset by lower expense levels in Asian operations.
     This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. The following table summarizes our foreign currency Accounts Receivable and provides the information in U.S. Dollar equivalent:

	As of June 30, 2008 (in U.S. Dollars Thousands)				As of December 31, 2007 (in U.S. Dollars Thousands)
	Expected maturity dates				Expected maturity dates
Currency	Within 1 year	Thereafter	Total	Fair value	2007	Thereafter	Total	Fair value

HKD	1,773	-	1,773	1,773	1,549	-	1,549	1,549
CNY	2,550	-	2,550	2,550	2,918	-	2,918	2,918
TWD	758	-	758	758	774	-	774	774
JPY	113	-	113	113	160	-	160	160

	5,194	-	5,194	5,194	5,401	-	5,401	5,401

     We believe this risk is mitigated because historically a majority (ranging between 98% to 99%) of our revenue is denominated in U.S. Dollars or is received in the Hong Kong Dollar which is currently pegged to the U.S. Dollar, the Chinese Renminbi, which historically remained relatively stable but slightly strengthened recently against the U.S. Dollar and the New Taiwan Dollar which is relatively stable against U.S. Dollar. Correspondingly, a majority (approximately 60% to 80%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan Dollar, the Chinese

Renminbi or other Asian currencies, or if the Hong Kong Dollar is no longer pegged to the U.S. Dollar, our revenue and expenses will fluctuate and our profits will be affected.
     During the six months ended June 30, 2008 and the six months ended June 30, 2007, we have not engaged in foreign currency hedging activities.
     In the six months ended June 30, 2008 and the six months ended June 30, 2007, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.
Forward-looking Statements Disclaimer
     Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.
     These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.
     In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.
     If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.